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Exhibit 12.1

TABLETOP HOLDINGS, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		Year Ended December 31,
	Period From March 17, 2000 to December 31, 2000
		2001	2002	2003
Fixed charges:
Interest expense	$38,034	$43,694	$34,767	$38,540
Estimate of interest within rental expense	300	300	300	300

Total fixed charges	$38,334	$43,994	$35,067	$38,840

Earnings:
Income before taxes	$2,912	$13,660	$32,797	$2,058
Fixed charges	38,334	43,994	35,067	38,840
Equity in income of affiliate	—	399	141	(105)

Total earnings	$41,246	$58,053	$68,005	$40,793

Ratio of earnings to fixed charges	1.1x	1.3x	1.9x	1.1x

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TABLETOP HOLDINGS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)